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                                                                     EXHIBIT 125

                             MATERIAL CHANGE REPORT

                                  PURSUANT TO

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                 SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
                 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1.       REPORTING ISSUER

         InterOil Corporation ("InterOil")

2.       DATE OF MATERIAL CHANGE

         August 12, 2003

3.       PRESS RELEASE

         InterOil filed a press release on SEDAR on August 12, 2003. A copy of the press release is attached hereto as Appendix "A".

4.       SUMMARY OF MATERIAL CHANGE

         InterOil announced a C$50.0 million subscription receipt offering. InterOil has entered into an agreement in respect of a subscription receipt offering on a private placement basis with an underwriting syndicate (the "Underwriters"). Pursuant to the offering 1,600,000 subscription receipts will be issued at a price of C$31.25 per subscription receipt for gross proceeds of C$50,000,000. Pursuant to an option exercisable by the Underwriters, the size of the offering may be increased by up to an additional 600,000 subscription receipts for additional gross proceeds of up to C$18,750,000. The subscription receipts will represent the right to receive fully paid common shares on a one to one basis, for no additional consideration, upon shareholder approval of the issuance of the underlying common shares in accordance with the rules of the Australian Stock Exchange. Upon closing, 35% of the net proceeds will be released immediately to InterOil with the remaining proceeds held in escrow pending shareholder approval.

         All securities issued pursuant to the subscription receipt offering shall be subjected to a four-month hold period which period shall commence from the date of closing of the offering. Completion of the offering is subject to receipt of all necessary regulatory approvals and other customary conditions to closing.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Please see the press release attached hereto as Appendix "A".

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6.       RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

         This filing is not being made on a confidential basis.

7.       OMITTED INFORMATION

         None.

8.       STATEMENT OF SENIOR OFFICER

         Further information regarding the matters described in this report may be obtained from Gary M. Duvall, V.P., Corporate Development of InterOil, who is knowledgeable about the details of the material change and may be contacted at +1 281 292 1800 (Houston, TX USA).

         The foregoing accurately discloses the material change referred to herein.

                  DATED at Cairns, Queensland this 20th day of August, 2003.

                                              INTEROIL CORPORATION

                                              By: (Signed) "Graeme Alexander"
                                                  ------------------------------
                                                  Name: Graeme Alexander
                                                  Title:

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                                  APPENDIX "A"
                                 PRESS RELEASE

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                                                                 [INTEROIL LOGO]

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

                        INTEROIL ANNOUNCES C$50.0 MILLION
                         SUBSCRIPTION RECEIPT OFFERING

AUGUST 12, 2003 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with operations in Papua New Guinea announced today that it has entered into an agreement in respect of a subscription receipt offering on a private placement basis with an underwriting syndicate co-led by Peters & Co. Limited and Westwind Partners Inc., together with BMO Nesbitt Burns Inc. and Jennings Capital Inc. (the "Underwriters"). Pursuant to the offering 1,600,000 subscription receipts will be issued at a price of C$31.25 per subscription receipt (approximately US$22.64 per subscription receipt) for gross proceeds of C$50,000,000 (approximately US$36,224,000). Pursuant to an option exercisable by the Underwriters, the size of the offering may be increased by up to an additional 600,000 subscription receipts for additional gross proceeds of up to C$18,750,000 (approximately US$13,584,000). The subscription receipts will represent the right to receive fully paid common shares on a one to one basis, for no additional consideration, upon shareholder approval of the issuance of the underlying common shares in accordance with the rules of the Australian Stock Exchange. Upon closing, 35% of the net proceeds will be released immediately to InterOil with the remaining proceeds held in escrow pending shareholder approval.

         The proceeds from the offering will be used to fund InterOil's exploration and development expenditures in Papua New Guinea and for general corporate purposes. All securities issued pursuant to the subscription receipt offering shall be subjected to a four month hold period which period shall commence from the date of closing of the offering. InterOil shareholders will receive notification of a special shareholders meeting to, among other things, vote on the issuance of common shares pursuant to the subscription receipt offering as required by the applicable rules of the Australian Stock Exchange. Completion of the offering is subject to receipt of all necessary regulatory approvals and other customary conditions to closing.

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         This announcement shall not constitute an offer to sell nor a solicitation of an offer to buy any of the subscription receipts. The subscription receipts may not be offered or sold in the United States absent registration or an exemption from registration.

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced an extensive exploration program in Papua New Guinea.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION:

NORTH AMERICA                                           AUSTRALASIA
Gary M Duvall                 Lisa Elliott              Anesti Dermedgoglou
V.P., Corporate Development   V.P., IR Counsel          V.P., Investor Relations
InterOil Corporation          DRG&E                     InterOil Corporation
gary.duvall@interoil.com      lelliott@drg-e.com        anesti@interoil.com
Houston, TX USA               Houston, TX USA           Cairns, Qld Australia
Phone: +1 281 292 1800        Phone: +1 713 529 6600    Phone: +617 4046 4600

                              CAUTIONARY STATEMENT

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated. See the Company's filings with the Canadian Securities regulators for additional risks and information about the Company's business.